UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2024

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q24

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2024.

●	Net income attributable to shareholders of the parent company in the second quarter of 2024 was COP 1.4 trillion. This result represents a decrease of 13.4% compared to the previous quarter. Annualized return on equity ("ROE") for Grupo Bancolombia was 15.3% for the quarter and 16.0% for the last 12 months.

●	Gross loans amount to COP 268 trillion, a 3.0% growth compared to the previous quarter. The commercial loan portfolio in Colombia largely explains the performance in 2Q24.

●	30-day past-due loan ratio was 5.17% and the 90-day past-due loan ratio was 3.43%. Total provision charges, net in 2Q24 increased by 23.1% compared to 1Q24, totaling COP 1,619 billion, representing a cost of risk of 2.5%. Higher provision expenses in SMEs, mid-sized companies and corporate segments largely explain the increase in quarterly provisions.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 39.2 trillion as of June 30, 2024, showing an increase of 7.5% compared to the previous quarter. This increase is due to retained earnings and the depreciation of the Colombian Peso during the period. Basic solvency ratio was 10.98% and Grupo Bancolombia’ s total solvency ratio was 12.60% for 2Q24, adequately complying with the minimum regulatory requirements.

●	In reference to its digital strategy, Grupo Bancolombia maintained a positive trend in line with results during the last year. As of June 2024, Bancolombia has 8.7 million active digital customers on the APP Personas (active over a period of three months), as well as 26.6 million accounts on its financial inclusion platforms (6.5 million users on Bancolombia a la Mano and 20.1 million on NEQUI).

August 8, 2024. Medellin, Colombia – Today, GROUP BANCOLOMBIA announced its earnings results for the second quarter of 20241.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2024, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA or “The Bank” means Bancolombia S.A: together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2024, $4,184.04= US$ 1

2Q24

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23
ASSETS
Net Loans	244,018,017	244,105,346	251,427,847	3.00%	3.04%
Investments	26,028,005	28,403,482	30,573,634	7.64%	17.46%
Other assets	68,550,647	64,447,601	70,197,591	8.92%	2.40%
Total assets	338,596,669	336,956,429	352,199,072	4.52%	4.02%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	243,352,178	244,809,882	257,869,276	5.33%	5.97%
Other liabilities	57,746,360	54,695,983	54,124,846	(1.04)%	(6.27)%
Total liabilities	301,098,538	299,505,865	311,994,122	4.17%	3.62%
Non-controlling interest	955,492	965,023	985,035	2.07%	3.09%
Shareholders' equity	36,542,639	36,485,541	39,219,915	7.49%	7.33%
Total liabilities and shareholders' equity	338,596,669	336,956,429	352,199,072	4.52%	4.02%

Interest income	9,074,683	9,097,394	8,943,475	(1.69)%	(1.45)%
Interest expense	(4,141,013)	(3,939,079)	(3,756,886)	(4.63)%	(9.28)%
Net interest income	4,933,670	5,158,315	5,186,589	0.55%	5.13%
Net provisions	(2,082,200)	(1,314,980)	(1,618,783)	23.10%	(22.26)%
Fees and income from service, net	997,998	1,000,959	1,029,811	2.88%	3.19%
Other operating income	1,119,725	629,329	741,084	17.76%	(33.82)%
Total Dividends received and equity method	112,270	84,807	(225,575)	(365.99)%	(300.92)%
Total operating expense	(3,170,973)	(3,178,539)	(3,288,049)	3.45%	3.69%
Profit before tax	1,910,490	2,379,891	1,825,077	(23.31)%	(4.47)%
Income tax	(426,328)	(694,880)	(363,323)	(47.71)%	(14.78)%
Net income before non-controlling interest	1,484,162	1,685,011	1,461,754	(13.25)%	(1.51)%
Non-controlling interest	(23,671)	(21,539)	(21,980)	2.05%	(7.14)%
Net income	1,460,491	1,663,472	1,439,774	(13.45)%	(1.42)%

2Q24

	Quarter			As of
PRINCIPAL RATIOS	2Q23	1Q24	2Q24	2Q23	2Q24
PROFITABILITY
Net interest margin (1) from continuing operations	6.72%	7.14%	7.05%	6.95%	7.09%
Return on average total assets (2) from continuing operations	1.70%	1.96%	1.69%	1.83%	1.82%
Return on average shareholders´ equity (3)	15.75%	17.37%	15.32%	16.66%	16.26%
EFFICIENCY					—
Operating expenses to net operating income	44.26%	46.24%	48.84%	42.67%	47.53%
Operating expenses to average total assets	3.68%	3.75%	3.85%	3.59%	3.80%
Operating expenses to productive assets	4.32%	4.40%	4.47%	4.22%	4.43%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.79%	10.83%	11.14%	10.79%	11.14%
Technical capital to risk weighted assets	12.54%	12.31%	12.60%	12.54%	12.60%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.45	1.80	1.44	3.16	3.11
Net income per share $COP from continuing operations	1,532.82	1,744.92	1,511.28	3,333.15	3,256.19
P/BV ADS (4)	0.73	0.87	0.87	0.73	0.87
P/BV Local (5) (6)	0.82	0.90	0.84	0.82	0.84
P/E (7) from continuing operations	4.86	4.86	5.82	4.47	5.40
ADR price	26.68	34.22	34.22	26.68	34.22
Common share price (8)	31,000	34,280	34,280	31,000	34,280
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,177.58	3,842.30	4,148.04	4,177.58	4,148.04

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2Q24

1.BALANCE SHEET

1.1.Assets

As of June 30, 2024, Grupo Bancolombia's assets totaled COP 352,199 billion, increasing by 4.5% compared to 1Q24. This increase was mainly due to growth in the loan portfolio, driven by commercial and the depreciation of the Colombian peso. Contrary to the previous quarter, there was a greater excess of liquidity, as evidenced by the increase in available cash.

The Colombian peso depreciated by 8.0% against the US dollar during the second quarter of 2024 and appreciated by 0.7% over the last 12 months. The average exchange rate was 0.01% higher in 2Q24 compared to 1Q24, and 14.7% lower over the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4,148.04 COP)	2Q24	2Q24 / 1Q24	2Q24	2Q24 / 1Q24	2Q24	2Q24 / 1Q24	2Q24	2Q24 / 1Q24
Commercial loans	119,450,484	1.15%	53,819,396	7.26%	12,974,657	(0.65)%	173,269,881	2.97%
Consumer loans	37,092,745	(1.39)%	17,956,878	9.40%	4,329,003	1.34%	55,049,622	1.89%
Mortgage loans	22,761,777	2.65%	15,951,701	8.05%	3,845,600	0.09%	38,713,478	4.81%
Small business loans	489,332	(3.48)%	607,627	3.30%	146,485	(4.31)%	1,096,958	0.16%
Interests paid in advance	(20,262)	3.04%	(995)	(19.18)%	(240)	(25.14)%	(21,257)	1.73%
Gross loans	179,774,076	0.79%	88,334,606	7.80%	21,295,505	(0.14)%	268,108,682	3.00%

In 2Q24, gross loans grew by 3.0% compared to 1Q24 (0.5% growth when excluding the exchange rate effect) and by 2.7% compared to 2Q23. Over the past 12 months, the peso-denominated portfolio grew by 3.6%, and the US dollar-denominated portfolio (expressed in USD) grew by 1.0%.

Operations in Banco Agricola in El Salvador, Banistmo in Panama, and BAM in Guatemala accounted for 26.4% of total gross loans balance for 2Q24. Meanwhile, gross loans denominated in currencies other than the Colombian peso, generated by operations in Central America, the international operation of Bancolombia Panama, Puerto Rico, and the US dollar denominated loans in Colombia, represented 32.9% of the total portfolio and grew by 7.8% (when calculated in USD) during the quarter.

Allowances for loan losses increased by 3.0% during the quarter, totaling COP 16,681 billion, equivalent to 6.2% of the gross loan portfolio at the end of the quarter.

When broken down by each operation, Bancolombia S.A. reports a 0.9% growth in the gross loan portfolio during the quarter, Banistmo 0.2% (calculated in USD), Banco Agricola 1.6% (calculated in USD), and Banco Agromercantil reports a decrease of 0.7% (calculated in USD). The commercial portfolio, especially in Colombia, was the main driver of the total portfolio growth, driven by the implementation of special credit lines designed to stimulate demand among mid-sized companies and corporates, followed by mortgage loans mainly in social housing.

2Q24

Net of FX, the consumer portfolio continued contracting during the quarter mainly by personal loans in Colombia. However, on a consolidated basis the balance increased 1.9% by the depreciation of the Colombian peso against the US dollar and the restatement of foreign subsidiaries balances. Banco Agricola, on the other hand, just as in the last quarter, is the only operation with a better dynamic in consumer disbursements, specifically unsecured loans. The decrease in the portfolio in Guatemala is mainly explained by the commercial portfolio.

For a more detailed explanation regarding coverage and portfolio quality, see section 2.4. Asset quality, provision charges, and balance sheet strength.

The following table summarizes Grupo Bancolombia's total portfolio

LOAN PORTFOLIO						% of total
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23	loans
Commercial	166,454,682	168,268,066	173,269,881	2.97%	4.09%	64.63%
Consumer	57,297,456	54,029,201	55,049,622	1.89%	(3.92)%	20.53%
Mortgage	36,057,339	36,936,035	38,713,478	4.81%	7.37%	14.44%
Microcredit	1,190,094	1,095,168	1,096,958	0.16%	(7.83)%	0.41%
Interests received in advance	(18,683)	(20,895)	(21,257)	1.73%	13.78%	(0.01)%
Total loan portfolio	260,980,888	260,307,575	268,108,682	3.00%	2.73%	100.00%
Allowance for loan losses	(16,962,871)	(16,202,229)	(16,680,835)	2.95%	(1.66)%	0.00
Total loans, net	244,018,017	244,105,346	251,427,847	3.00%	3.04%	0.00

1.3.Investment Portfolio

As of June 30, 2024, Grupo Bancolombia's investment portfolio totaled COP 30,574 billion, increasing by 7.6% compared to 1Q24 and by 17.5% compared to 2Q23. Regarding investments in financial assets, there was an increase in debt securities and REPOS at Bancolombia S.A. Active liquidity positions increased due to a higher surplus in liquid assets compared to the previous quarter. At the end of 2Q24, the debt securities investment portfolio had a duration of 17.7 months and a yield to maturity of 9.3%.

1.4.Goodwill and intangibles

As of June 30, 2Q24, Grupo Bancolombia's intangibles and goodwill totaled COP 9,191 billion, increasing by 7.8% compared to 1Q24. This quarterly variation is mainly explained by the depreciation of the peso against the US dollar and the restatement of foreign subsidiaries balances. foreign subsidiaries.

1.5.Funding

As of June 30, 2024, Grupo Bancolombia's liabilities totaled COP 311,994 billion, increasing by 4.2% compared to 1Q24 and by 3.6% compared to 2Q23.

Customer deposits totaled COP 257,869 billion (82.7% of liabilities) at the end of 2Q24, showing an increase of 5.3% compared to 1Q24. This is explained by higher deposits in sight accounts and time deposits and currency depreciation by the restatement of foreign subsidiaries balances. The net loan-to-deposit ratio was 97.5% at the end of 2Q24, lower than the 99.7% recorded in 1Q24, mainly due to the greater increase in deposits.

The deposit mix reveals a quarterly increase in time deposits, with the most significant growth in terms between 0 and 180 days. Sight deposits continue to be the main source of funding, with savings accounts constituting 39% of funding and checking accounts 12%. Debt securities increased due to the issuance in June of the 2034 subordinated bond for 800 million US dollars compensating the partial repurchase of the 2025 ordinary bond and the 2027 subordinated bond.

2Q24

Loans with banks decreased by 8.3% during the quarter, mainly due to second-tier lender loans contraction as part of the Group's liability management strategy.

Funding mix
COP Million	2Q23		1Q24		2Q24
Checking accounts	34,012,858	12%	33,886,389	12%	35,245,828	12%
Saving accounts	105,880,404	38%	106,589,807	39%	111,241,322	39%
Time deposits	98,445,525	35%	100,199,998	36%	106,871,203	37%
Other deposits (Includes Repos)	5,543,500	2%	5,155,912	2%	5,105,906	2%
Long term debt	17,643,566	6%	14,454,604	5%	16,107,674	6%
Loans with banks	17,843,618	6%	14,683,278	5%	13,449,759	5%
Total Funds	279,369,471	100%	274,969,988	100%	288,021,692	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 2Q24 was COP 39,219 billion, increasing by 7.5% compared to 1Q24 and 7.3% compared to 2Q23. The increase is due to accumulated earnings during the quarter  and the restatement of foreign subsidiaries balances.

The solvency ratio of Grupo Bancolombia under Basel III was 12.60% in 2Q24, which was 110 basis points above the minimum level required by the Colombian regulator. The Tier 1 capital ratio to risk-weighted assets was 10.98%, 248 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the fourth year of the Basel III phase-in period) . The increase in solvency levels for the quarter is primarily due to retained earnings. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.53% at the end of 2Q24.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q23%		1Q24%		2Q24%
Basic capital (Tier I)	28,562,022	10.45%	29,111,904	10.45%	31,221,069	10.98%
Additional capital (Tier II)	5,739,243	2.10%	5,189,495	1.86%	4,625,642	1.63%
Technical capital (1)	34,288,731		34,290,939		35,832,886
Risk weighted assets including market and operational risk (2)	273,396,254		278,591,625		284,415,213
CAPITAL ADEQUACY (3)		12.54%		12.31%		12.60%

(1) Technical capital is the sum of basic and additional capital, minus deductions ($10,459 MM for 1Q24 and $13,825 MM for 2Q24).

(2) Operational risk applies to 1Q23, 4Q23 and 1Q24 after the adoption of Basel III regulation.

(3) Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company totaled COP 1,440 billion in 2Q24, or COP 1,511.28 per share (USD $1.56 per ADR). This income represents a 13.4% decrease compared to 1Q24, with higher provisioning expenses, increased operational costs, and impairment in associates and joint ventures as the main factors. The annualized return on equity (ROE) for Grupo Bancolombia was 15.3% for 2Q24 and 16.0% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 5,187 billion in 2Q24, increasing by 0.5% compared to 1Q24. The slight growth in the balance is primarily due to a decrease in interest expenses. Interest income debt instruments and valuation on financial instruments was COP 543 billion, up 18.2% during the quarter. This variation is mainly due to the valuation of the public debt securities portfolio in Colombia and the decrease of interest income from Repos due to lower interest rates.

2Q24

Net Interest Margin

The annualized net interest margin for investments in 2Q24 was 2.6% despite a decrease in debt instruments and valuation interest income on the back of lower rates, impacting the group's annualized quarterly net interest margin, which decreased by 8 basis points from 7.14% to 7.05%.

The annualized quarterly loan portfolio margin was 7.7%, 6 basis points higher compared to 1Q24, and 20 basis points lower compared to 2Q23. The lower loan portfolio yield was favorably offset by a decrease in interest expenses, therefore, resulting in a stable net income generation amid a moderate loan book growth and lower interest rates.

Annualized Interest
Margin	2Q23	1Q24	2Q24
Loans' Interest margin	7.9%	7.6%	7.7%
Debt investments' margin	(2.6)%	3.7%	2.6%
Net interest margin (1)	6.7%	7.1%	7.1%

(1) Net interest margin and valuation income on financial instruments.

Savings accounts increased by 4.4% compared to 2Q24 and checking accounts by 4.0%. The annualized weighted average cost of deposits was 4.89% in 2Q24, decreasing by 35 basis points compared to 1Q24.

During the second quarter of the year, the Colombian Central Bank continued its monetary policy interest rate cuts that began in December 2023. This has benefited Grupo Bancolombia’s total financing cost, which started a downward trend from the last quarter of the previous year and shows a significant reduction in 2Q24 due to the gradual repricing of interest-sensitive liabilities.

Average weighted
funding cost	2Q23	1Q24	2Q24
Checking accounts	0.26%	0.26%	0.33%
Saving accounts	3.28%	2.94%	2.71%
Time deposits	9.64%	7.83%	8.81%
Total deposits	5.36%	5.24%	4.89%
Long term debt	8.22%	7.83%	8.12%
Loans with banks	5.93%	5.79%	5.03%
Total funding cost	5.54%	5.37%	5.04%

2.2.Fees and Income from Services

Total fees and commissions during 2Q24 totaled COP 1,030 billion, increasing by 2.9% compared to 1Q24 and 3.2% compared to 2Q23.

Quarterly, debit and credit card fees, and commercial establishments, increased, banking services, and payments and collections, revealed higher revenues due to a higher volume of transactions and banking operations compared to the first quarter.

The bancassurance division is the line with the highest growth in fees due to increased fees from policy collection services and profit revenue share by policy distribution.

The higher commission expenses in the quarter are attributed to growth in banking correspondents and higher transactional volume leading to an increase in service fees to payment system and point-of-sale terminals suppliers, as well as higher royalty fees to credit-debit card franchises.

2Q24

2.3.Other Operating Income

Total other operating income was COP 741 billion in 2Q24, growing 17.8% compared to 1Q24. Growth of other operating income is mainly due to better results from exchange rate derivatives in May and June, coupled with the positive investments results that are not included in the net interest margin. On the other hand, income from operating leases was COP 441 billion in 2Q24, a decrease of 3.9% compared to 1Q24 and an increase of 2.5% compared to 2Q23.

2.4. Dividends received, and share of profits

Total dividends and other net income from equity investments in 2Q24 was COP -226 billion. This quarterly decrease is primarily due to impairment charges in associates and joint ventures according to market valuations conducted during the quarter resulting from the weakening credit cycle in Colombia.

2.5.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 13,503 billion at the end of 2Q24, representing 5.2% of the total gross portfolio, whereas 90-day past-due loans totaled COP 8,949 billion, and represented 3.4% of total gross loans. The 30-day ratio declined across all geographies in their local currency; however, due to the local currency depreciation, it closed the quarter with a slight increase in the balance on a consolidated basis. The 90-day ratio increased mainly due to SME and corporate loans in Colombia reaching past due, and consumer and mortgage loans deterioration in all countries except for El Salvador.

The coverage, measured by the ratio of allowances for loan losses (principal) to PDLs (30 days overdue), was 112.1% at the end of 2Q24, up from 110.7% in 1Q24. The deterioration of the loan portfolio (new past due loans including charge-offs) during 2Q24 was COP 1,780 billion, largely due to the portfolio in Banistmo. The lower balance compared to 1Q24 is mainly due to the slower deterioration in the 30-day consumer portfolio in Colombia.

Provisions charges (net of recoveries) totaled COP 1,619 billion in 2Q24, growing 23.1% compared to 1Q24. In general, the higher balance is mainly concentrated in retail companies from the mid-sized segment and construction and specific healthcare clients from the corporate segment. On the other hand, macroeconomic variables led to a release due to updated projections in Colombia.

Provisions as a percentage of average gross loans were 2.5% annualized for 2Q24 and 2.4% for the last 12 months. Grupo Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,131 billion, or 5.8% of total loans at the end of 2Q24, increasing compared to 1Q24.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q23	1Q24	2Q24
Total 30‑day past due loans	11,840,403	13,298,863	13,503,420
Allowance for loan losses (1)	15,609,621	14,723,301	15,131,222
Past due loans to total loans	4.67%	5.26%	5.17%
Allowances to past due loans	131.83%	110.71%	112.05%
Allowance for loan losses as a percentage of total loans	6.15%	5.83%	5.80%

(1)	Allowances are reserves for the principal of loans.

2Q24

	% Of loan	30 days
PDL Per Category	Portfolio	2Q23	1Q24	2Q24
Commercial loans	64.6%	3.28%	3.26%	3.53%
Consumer loans	20.5%	7.81%	8.76%	8.33%
Mortgage loans	14.4%	5.76%	6.95%	7.83%
Microcredit	0.4%	12.52%	10.44%	10.62%
PDL TOTAL		4.67%	5.01%	5.17%

	% Of loan	90 days
PDL Per Category	Portfolio	2Q23	1Q24	2Q24
Commercial loans	64.6%	2.57%	2.80%	2.94%
Consumer loans	20.5%	4.22%	4.83%	4.93%
Mortgage loans*	14.4%	2.71%	2.93%	3.38%
Microcredit	0.4%	6.53%	6.57%	6.81%
PDL TOTAL		2.97%	3.28%	3.43%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	1Q24			2Q24			2Q24 / 1Q24
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	228,363,717	3,414,778	1.5%	234,510,333	3,226,529	1.4%	2.7%	(5.5)%
Stage 2	16,308,901	2,682,548	16.4%	16,844,567	2,647,357	15.7%	3.3%	(1.3)%
Stage 3	15,634,957	10,104,903	64.6%	16,753,782	10,806,949	64.5%	7.2%	6.9%
Total	260,307,575	16,202,229	6.2%	268,108,682	16,680,835	6.2%	3.0%	3.0%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.6.Operating Expenses

During 2Q24, operating expenses totaled COP 3,288 billion, reflecting a growth of 3.4% compared to 1Q24 and 3.7% compared to 2Q23.

The efficiency ratio was 48.8% in 2Q24 and 47.8% for the last 12 months. Personnel expenses (salaries, employee benefits and bonus plan payments) amounted to COP 1,348 billion in 2Q24, which represents an increase of 1.0% compared to 1Q24 and a decrease of 0.4% compared to 2Q23. This is explained by a reduction in bonuses while salaries increased due to the annual adjustment.

General expenses increased by 5.2% for the quarter and 6.8% compared to 2Q23. Quarterly trends show stable labor expenses and an increase in general expenses due to growth in the rental business and technology fees in Nequi. Annually, the largest variation was in administrative expenses related to technology maintenance and licensing, primarily due to business transformation and cloud migration.

As of June 30, 2024, Grupo Bancolombia had 33,887 employees, owned 851 branches, 6,101 ATMs, 34,658 banking agents, and served more than 32 million customers.

2.7.Taxes

Group Bancolombia income tax for 2Q24 was COP 363 billion, resulting in a lower effective tax rate when compared to the statutory tax rate in Colombia caused by the application of tax benefits in Colombia such as exempt income for social housing in mortgages and investments in productive fixed assets. Additionally, due to the tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities. Finally, it is worth noting the

2Q24

earnings of the foreign subsidiaries with lower tax rates when compared to Colombia, which also contributed to a lower result.

3.BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

Bancolombia S.A.'s portfolio increased by 0.9% in 2Q24 and 2.2% over the last 12 months. Commercial loans grew by 1.3%, driving portfolio growth due to strong dynamics in the corporate segment and the internal strategy of offering competitive commercial rates in the market. The housing portfolio continues to show good performance and contributed to the growth of balances in Colombia. On the other hand, the consumer portfolio maintains the decline trend of recent quarters, contracting by 1.1% in the second quarter, primarily due to personal loans.

In the funding structure, growth took place across all types of deposits, mainly driven by savings accounts, especially in June, both in retail and corporate segments. Time deposits presented a significant variation, in which online time deposits stood out with the largest increase.

Bancolombia S.A.'s net income for the second quarter of 2024 was COP 1.4 trillion, representing a 17.6% decrease compared to 1Q24. Income from commercial loans decreased mainly due to a lower yield rate. The reduction in interest expenses, due to lower deposit rates, partially offset the income decrease. The increase in provisions during 2Q24 was due to higher expenses in corporate SMEs, and mid-sized companies, the latter primarily explained by specific clients experiencing deterioration. Operating expenses grew by 6.9% for the quarter, driven mainly by outsourcing fees and depreciation. Other operating income presented a significant decrease, primarily due to lower income from equity method and deterioration on associates and joint ventures. The net interest margin for Bancolombia S.A. in 2Q24 was 8.0%, and the annualized quarterly ROE was 15.4%.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23
ASSETS
Gross loans	182,231,025	184,458,563	186,191,060	0.94%	2.17%
Allowances for loans	(13,444,913)	(12,996,064)	(13,189,989)	1.49%	(1.90)%
Investments	40,074,079	40,365,218	44,416,691	10.04%	10.84%
Other assets	33,359,616	31,658,079	36,778,119	16.17%	10.25%
Total assets	242,219,806	243,485,795	254,195,882	4.40%	4.94%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	154,825,744	160,358,261	166,796,914	4.02%	7.73%
Other liabilities	50,497,451	46,630,556	47,772,033	2.45%	(5.40)%
Total liabilities	205,323,196	206,988,816	214,568,946	3.66%	4.50%
Shareholders’ equity	36,896,610	36,496,979	39,626,935	8.58%	7.40%
Total liabilities and shareholders’ equity	242,219,806	243,485,795	254,195,882	4.40%	4.94%

Interest income	7,175,257	7,292,317	7,052,871	(3.28)%	(1.71)%
Interest expense	(3,538,259)	(3,244,797)	(3,049,446)	(6.02)%	(13.82)%
Net interest income	3,636,997	4,047,520	4,003,425	(1.09)%	10.07%
Net provisions	(1,909,774)	(1,062,781)	(1,320,617)	24.26%	(30.85)%
Fees and income from service, net	670,367	692,983	665,663	(3.94)%	(0.70)%
Other operating income	1,381,072	896,196	743,774	(17.01)%	(46.15)%

2Q24

Total operating expense	(2,114,440)	(2,179,729)	(2,318,536)	6.37%	9.65%
Profit before tax	1,664,221	2,394,190	1,773,708	(25.92)%	6.58%
Income tax	(298,834)	(636,721)	(325,280)	(48.91)%	8.85%
Net income	1,365,387	1,757,469	1,448,428	(17.58)%	6.08%

2Q24

BANISTMO- PANAMA

Banistmo’s portfolio closed the quarter with a 0.2% increase (calculated in USD). The commercial portfolio continues to show improved dynamics, growing by 0.7% in 2Q24, which offsets the decline in mortgage and consumer loans, the latter specifically concentrated in personal loans and credit cards. In the funding structure, deposits remained relatively stable, with a slight shift towards time deposits from retail to offset the reduction in savings and checking accounts.

The net result for Banistmo in 2Q24 was a profit of COP 65.0 billion, representing a 39.8% decrease on a quarterly basis. Net interest income grew mainly due to investments income, while interest expenses increased slightly due to the higher weight of time deposits. Provisions increased during the quarter due to retail clients, with specific adjustments to portfolios identified with higher risk. Operational expenses increased compared to the previous quarter due to higher labor costs and increased payment of non-income taxes, mainly related to remittance payments abroad and property taxes. The net interest margin for Banistmo in Q2 2024 was 3.4%, and the annualized quarterly ROE was 5.5%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23
ASSETS
Gross loans	33,884,835	31,651,563	34,234,897	8.16%	1.03%
Allowances for loans	(1,787,159)	(1,558,031)	(1,755,837)	12.70%	(1.75)%
Investments	6,430,317	5,692,155	6,309,037	10.84%	(1.89)%
Other assets	5,497,061	4,604,507	4,936,154	7.20%	(10.20)%
Total assets	44,025,054	40,390,194	43,724,250	8.25%	(0.68)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,997,171	27,590,507	29,768,267	7.89%	(0.76)%
Other liabilities	9,064,493	8,239,841	8,972,597	8.89%	(1.01)%
Total liabilities	39,061,664	35,830,349	38,740,864	8.12%	(0.82)%
Shareholders’ equity	4,963,391	4,559,845	4,983,386	9.29%	0.40%
Total liabilities and shareholders’ equity	44,025,054	40,390,194	43,724,250	8.25%	(0.68)%

Interest income	736,196	650,226	662,757	1.93%	(9.98)%
Interest expense	(311,768)	(319,629)	(332,655)	4.08%	6.70%
Net interest income	424,428	330,598	330,102	(0.15)%	(22.22)%
Net provisions	(50,517)	(61,858)	(132,549)	114.28%	162.38%
Fees and income from service, net	65,828	64,033	85,816	34.02%	30.37%
Other operating income	17,117	18,005	13,569	(24.64)%	(20.73)%
Total operating expense	(253,420)	(221,172)	(231,947)	4.87%	(8.47)%
Profit before tax	203,435	129,605	64,992	(49.85)%	(68.05)%
Income tax	(57,849)	(21,650)	47	(100.22)%	(100.08)%
Net income	145,586	107,955	65,039	(39.75)%	(55.33)%

2Q24

BANAGRICOLA- EL SALVADOR

Banco Agricola’s portfolio closed the quarter with a 1.6% increase (calculated in USD). As in previous quarters, Banco Agricola is the only operation maintaining consistent growth in the consumer portfolio for over 2 years. The unsecured credit product showed the best performance in originations. Commercial experienced a 0.9% increase in its portfolio (calculated in USD) in 2Q24, with growth concentrated in the corporate segment. In the funding structure, there was significant growth in checking accounts, primarily in mid-sized companies, while time deposits grew driven by retail clients. On the other hand, savings accounts decreased due to mid-sized companies.

The net result for Banco Agricola in 2Q24 was a profit of COP 116 billion, representing a 17.0% increase compared to 1Q24. There was an increase in net interest income generation due to a combination of higher volume and higher rates from disbursements in commercial and consumer segments. Lower interest expenses also contributed to the growth in net balance. Net fees increased due to higher transaction volumes during the quarter. Net provisions for the period decreased mainly due to the prepayment of a corporate loan, offsetting higher write-offs and lower recoveries. General expenses increased during the quarter due to technology expenses focused on improving mobile banking, as well as adjustments and maintenance of fixed assets. Banco Agricola’s net interest margin for 2Q24 was 6.9%, and the annualized quarterly ROE was 21.6%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23
ASSETS
Gross loans	16,636,308	16,070,218	17,632,311	9.72%	5.99%
Allowances for loans	(639,099)	(569,303)	(590,211)	3.67%	(7.65)%
Investments	3,057,303	2,971,962	2,766,074	(6.93)%	(9.53)%
Other assets	4,484,443	4,055,523	4,722,296	16.44%	5.30%
Total assets	23,538,955	22,528,400	24,530,470	8.89%	4.21%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,514,929	16,938,375	18,592,910	9.77%	6.15%
Other liabilities	3,667,860	3,535,435	3,594,560	1.67%	(2.00)%
Total liabilities	21,182,789	20,473,811	22,187,470	8.37%	4.74%
Non-controlling interest	20,931	19,803	20,911	5.60%	(0.09)%
Stockholders’ equity attributable to the owners of the parent company	2,335,235	2,034,787	2,322,088	14.12%	(0.56)%
Total liabilities and shareholders’ equity	23,538,955	22,528,400	24,530,470	8.89%	4.21%

Interest income	456,878	427,514	442,709	3.55%	(3.10)%
Interest expense	(117,425)	(112,567)	(109,648)	(2.59)%	(6.62)%
Net interest income	339,453	314,948	333,062	5.75%	(1.88)%
Net provisions	(40,324)	(66,630)	(63,769)	(4.29)%	58.14%
Fees and income from service, net	73,255	64,364	66,747	3.70%	(8.89)%
Other operating income	8,179	11,921	13,609	14.17%	66.38%
Total operating expense	(198,632)	(192,939)	(197,262)	2.24%	(0.69)%
Profit before tax	181,932	131,664	152,386	15.74%	(16.24)%
Income tax	(54,057)	(29,144)	(34,178)	17.27%	(36.77)%
Net income before non-controlling interest	127,874	102,520	118,208	15.30%	(7.56)%
Non-controlling interest	(2,335)	(3,402)	(2,283)	(32.90)%	(2.25)%
Net income	125,539	99,118	115,925	16.96%	(7.66)%

2Q24

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

BAM's portfolio closed 2Q24 with a quarterly decrease of 0.7% (calculated in USD). The decrease in the portfolio was mainly due to commercial, with significant prepayments, and the consumer segment due to a decline in personal loans. On the other hand, the mortgage portfolio increased during the quarter, largely due to specific programs in association with state entities aimed to fostering home-lending in the country. In the funding structure, savings accounts and time deposits presented good dynamics in deposit taking activity, while checking accounts declined. Loans with financial institutions decreased significantly due to prepayment of loans with the IFC.

The net result for BAM in 2Q24 was a profit of COP 58.9 billion. The net interest balance increased during the quarter because of income growth outpacing expenses growth. Provisions expenses decreased primarily due to releases from a corporate client and reduced deterioration in the consumer segment. Operating expenses experienced a slight increase, mainly due to general expenses, particularly higher costs for repairs and maintenance of fixed assets and marketing. BAM's net interest margin for 2Q24 was 5.4%, and the annualized quarterly ROE was 12.3%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23
ASSETS
Gross loans	18,663,578	17,640,794	18,917,726	7.24%	1.36%
Allowances for loans	(899,271)	(903,445)	(960,229)	6.29%	6.78%
Investments	1,894,076	1,534,439	1,776,066	15.75%	(6.23)%
Other assets	4,022,552	3,663,298	4,089,367	11.63%	1.66%
Total assets	23,680,936	21,935,086	23,822,930	8.61%	0.60%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,312,275	15,861,052	17,372,767	9.53%	0.35%
Other liabilities	4,219,417	4,212,094	4,355,222	3.40%	3.22%
Total liabilities	21,531,692	20,073,146	21,727,989	8.24%	0.91%
Non-controlling interest	21,549	22,499	22,249	(1.11)%	3.25%
Stockholders’ equity attributable to the owners of the parent company	2,127,695	1,839,441	2,072,692	12.68%	(2.59)%
Total liabilities and shareholders’ equity	23,680,936	21,935,086	23,822,930	8.61%	0.60%

Interest income	486,241	437,411	475,361	8.68%	(2.24)%
Interest expense	(207,360)	(201,289)	(208,178)	3.42%	0.39%
Net interest income	278,881	236,123	267,183	13.15%	(4.19)%
Net provisions	(79,638)	(99,441)	(89,964)	(9.53)%	12.97%
Fees and income from service, net	36,896	30,426	30,065	(1.19)%	(18.52)%
Other operating income	37,029	37,750	18,778	(50.26)%	(49.29)%
Total operating expense	(173,785)	(155,615)	(157,307)	1.09%	(9.48)%
Profit before tax	99,383	49,241	68,755	39.63%	(30.82)%
Income tax	(26,019)	(313)	(10,465)	3243.51%	(59.78)%
Net income before non-controlling interest	73,364	48,928	58,290	19.13%	(20.55)%
Non-controlling interest	(1,618)	(2,318)	601	(125.92)%	(137.13)%
Net income	71,747	46,611	58,891	26.35%	(17.92)%

2Q24

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GROUP BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 32 million customers. GROUP BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

2Q24

CONSOLIDATED BALANCE SHEET				Change			% of
(COP million)	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	23,743,139	19,282,299	21,374,700	10.85%	(9.98)%	6.07%
Interbank borrowings	3,236,211	3,573,910	3,717,447	4.02%	14.87%	1.06%
Reverse repurchase agreements and other similar secured lend	1,714,733	3,830,238	6,373,029	66.39%	271.66%	1.81%
Financial assets investment	26,028,005	28,403,482	30,573,634	7.64%	17.46%	8.68%
Derivative financial instruments	6,247,631	4,380,648	3,444,239	(21.38)%	(44.87)%	0.98%
Loans and advances to customers	260,980,888	260,307,575	268,108,682	3.00%	2.73%	76.12%
Allowance for loan and lease losses	(16,962,871)	(16,202,229)	(16,680,835)	2.95%	(1.66)%	(4.74)%
Investment in associates and joint ventures	3,028,169	3,085,317	2,850,311	(7.62)%	(5.87)%	0.81%
Goodwill and Intangible assets, net	9,129,643	8,526,951	9,191,298	7.79%	0.68%	2.61%
Premises and equipment, net	6,777,025	6,096,009	6,048,006	(0.79)%	(10.76)%	1.72%
Investment property	4,444,251	4,712,762	5,423,018	15.07%	22.02%	1.54%
Right of use assets	1,688,486	1,614,679	1,668,641	3.34%	(1.18)%	0.47%
Prepayments	689,432	841,922	839,285	(0.31)%	21.74%	0.24%
Tax receivables	1,556,883	1,534,466	1,993,175	29.89%	28.02%	0.57%
Deferred tax	671,478	686,104	796,955	16.16%	18.69%	0.23%
Assets held for sale and inventories	803,485	1,019,827	993,902	(2.54)%	23.70%	0.28%
Other assets	4,820,081	5,262,469	5,483,585	4.20%	13.77%	1.56%
Total assets	338,596,669	336,956,429	352,199,072	4.52%	4.02%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	243,352,178	244,809,882	257,869,276	5.33%	5.97%	73.22%	82.65%
Interbank Deposits	397,533	571,278	511,000	(10.55)%	28.54%	0.15%	0.16%
Derivative financial instrument	5,647,869	5,047,208	3,680,218	(27.08)%	(34.84)%	1.04%	1.18%
Borrowings from other financial institutions	17,446,085	14,112,000	12,938,759	(8.31)%	(25.84)%	3.67%	4.15%
Debt securities in issue	17,643,566	14,454,604	16,107,674	11.44%	(8.71)%	4.57%	5.16%
Lease liability	1,741,886	1,761,026	1,817,740	3.22%	4.35%	0.52%	0.58%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	530,109	1,022,224	594,983	(41.80)%	12.24%	0.17%	0.19%
Current tax	561,707	694,914	695,645	0.11%	23.84%	0.20%	0.22%
Deferred tax	1,470,474	1,844,141	2,128,321	15.41%	44.74%	0.60%	0.68%
Employees benefit plans	852,228	910,844	895,682	(1.66)%	5.10%	0.25%	0.29%
Other liabilities	10,899,751	13,736,404	14,199,672	3.37%	30.28%	4.03%	4.55%
Total liabilities	301,098,538	299,505,865	311,994,122	4.17%	3.62%	88.58%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.38%
Appropriated reserves	20,064,650	22,657,865	22,632,835	(0.11)%	12.80%	6.43%
Retained earnings	5,707,275	4,344,094	5,779,197	33.04%	1.26%	1.64%
Accumulated other comprehensive income, net of tax	5,432,346	4,145,214	5,469,515	31.95%	0.68%	1.55%

2Q24

Stockholders’ equity attributable to the owners of the parent company	36,542,639	36,485,541	39,219,915	7.49%	7.33%	11.14%
Non-controlling interest	955,492	965,023	985,035	2.07%	3.09%	0.28%
Total liabilities and equity	338,596,669	336,956,429	352,199,072	4.52%	4.02%	100.00%

2Q24

INCOME STATEMENT	As of		Growth				Change
(COP million)	Jun-23	Jun-24	Jun-24 / Jun-23	2Q23	1Q24	2Q24	2Q24 / 1Q24	2Q24 / 2Q23
Interest income and expenses
Interest on loans and financial leases
Commercial	8,595,698	8,358,202	(2.76)%	4,392,859	4,198,007	4,160,195	(0.90)%	(5.30)%
Consumer	5,175,769	4,340,212	(16.14)%	2,583,004	2,152,163	2,188,049	1.67%	(15.29)%
Small business loans	87,351	104,983	20.19%	41,868	53,704	51,279	(4.52)%	22.48%
Mortgage	2,112,444	2,032,457	(3.79)%	996,325	1,013,052	1,019,405	0.63%	2.32%
Financial leases	1,899,985	1,872,129	(1.47)%	971,439	954,825	917,304	(3.93)%	(5.57)%
Total interest income on loans and financial leases	17,871,247	16,707,983	(6.51)%	8,985,495	8,371,751	8,336,232	(0.42)%	(7.23)%
Interest income on overnight and market funds	103,627	126,418	21.99%	48,436	61,823	64,595	4.48%	33.36%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	503,397	497,912	(1.09)%	253,026	257,774	240,138	(6.84)%	(5.09)%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	196,876	583,100	196.18%	(118,407)	298,273	284,827	(4.51)%	(340.55)%
Derivatives	(128,490)	(12,274)	(90.45)%	(30,599)	6,314	(18,588)	(394.39)%	(39.25)%
Repos	(60,505)	159,184	(363.09)%	(25,415)	108,392	50,792	(53.14)%	(299.85)%
Others	(28,348)	(21,454)	(24.32)%	(37,853)	(6,933)	(14,521)	109.45%	(61.64)%
Total valuation on financial instruments	(20,467)	708,556	(3561.94)%	(212,274)	406,046	302,510	(25.50)%	(242.51)%
Total Interest on debt instruments and valuation on financial instruments	482,930	1,206,468	149.82%	40,752	663,820	542,648	(18.25)%	1231.59%
Total interest and valuation on financial instruments	18,457,804	18,040,869	(2.26)%	9,074,683	9,097,394	8,943,475	(1.69)%	(1.45)%
Interest expense
Borrowings from other financial institutions	(813,515)	(734,351)	(9.73)%	(424,032)	(401,573)	(332,778)	(17.13)%	(21.52)%
Overnight funds	(19,593)	(10,012)	(48.90)%	(11,761)	(4,553)	(5,459)	19.90%	(53.58)%
Debt securities in issue	(762,372)	(595,519)	(21.89)%	(377,204)	(285,171)	(310,348)	8.83%	(17.72)%
Deposits	(6,461,026)	(6,235,521)	(3.49)%	(3,270,957)	(3,187,874)	(3,047,647)	(4.40)%	(6.83)%
Preferred shares	(28,650)	(28,650)	0.00%	(13,813)	(14,837)	(13,813)	(6.90)%	0.00%
Lease liabilities	(55,858)	(68,723)	23.03%	(30,539)	(33,214)	(35,509)	6.91%	16.27%
Other interest	(25,262)	(23,189)	(8.21)%	(12,707)	(11,857)	(11,332)	(4.43)%	(10.82)%
Total interest expenses	(8,166,276)	(7,695,965)	(5.76)%	(4,141,013)	(3,939,079)	(3,756,886)	(4.63)%	(9.28)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	10,291,528	10,344,904	0.52%	4,933,670	5,158,315	5,186,589	0.55%	5.13%
Credit impairment charges on loans and advance and financial leases	(4,396,196)	(3,352,038)	(23.75)%	(2,220,778)	(1,503,960)	(1,848,078)	22.88%	(16.78)%
Recovery of charged - off loans	293,417	394,114	34.32%	162,648	169,097	225,017	33.07%	38.35%
Credit impairment charges on off balance sheet credit instruments	(12,199)	11,904	(197.58)%	(7,547)	6,836	5,068	(25.86)%	(167.15)%
Credit impairment charges/recovery on investments	(12,866)	12,257	(195.27)%	(16,523)	13,047	(790)	(106.06)%	(95.22)%
Total credit impairment charges, net	(4,127,844)	(2,933,763)	(28.93)%	(2,082,200)	(1,314,980)	(1,618,783)	23.10%	(22.26)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	6,163,684	7,411,141	20.24%	2,851,470	3,843,335	3,567,806	(7.17)%	25.12%
Fees and commission income
Banking services	485,609	538,362	10.86%	237,718	248,834	289,528	16.35%	21.79%

2Q24

Credit and debit card fees and commercial establishments	1,497,774	1,581,663	5.60%	753,308	785,022	796,641	1.48%	5.75%
Brokerage	15,007	20,686	37.84%	8,164	6,951	13,735	97.60%	68.24%
Acceptances, Guarantees and Standby Letters of Credit	53,229	55,375	4.03%	25,020	27,390	27,985	2.17%	11.85%
Trust	229,359	272,014	18.60%	116,807	136,267	135,747	(0.38)%	16.21%
Placement of securities and investment banking	30,854	47,069	52.55%	26,801	11,094	35,975	224.27%	34.23%
Bancassurance	467,654	494,385	5.72%	254,505	208,312	286,073	37.33%	12.40%
Payments and Collections	467,406	505,422	8.13%	240,350	239,817	265,605	10.75%	10.51%
Others	204,548	184,962	(9.58)%	104,783	88,205	96,757	9.70%	(7.66)%
Total fees and commission income	3,451,440	3,699,938	7.20%	1,767,456	1,751,892	1,948,046	11.20%	10.22%
Banking services	(733,673)	(808,218)	10.16%	(377,120)	(381,849)	(426,369)	11.66%	13.06%
Sales, collections and other services	(405,513)	(434,259)	7.09%	(213,249)	(206,496)	(227,763)	10.30%	6.81%
Correspondent banking	(209,523)	(295,006)	40.80%	(124,126)	(107,462)	(187,544)	74.52%	51.09%
Others	(103,137)	(131,685)	27.68%	(54,963)	(55,126)	(76,559)	38.88%	39.29%
Fees and commission expenses	(1,451,846)	(1,669,168)	14.97%	(769,458)	(750,933)	(918,235)	22.28%	19.34%
Total fees and comissions, net	1,999,594	2,030,770	1.56%	997,998	1,000,959	1,029,811	2.88%	3.19%
Other operating income
Derivatives FX contracts	265,579	62,225	(76.57)%	140,839	(98,669)	160,894	(263.06)%	14.24%
Net foreign exchange	470,855	100,826	(78.59)%	311,796	118,183	(17,357)	(114.69)%	(105.57)%
Hedging	—	—	0.00%	—	(623)	623	(200.00)%	0.00%
Leases	849,020	902,031	6.24%	431,320	460,096	441,935	(3.95)%	2.46%
Gains (or losses) on sale of assets	91,060	32,995	(63.77)%	43,497	17,905	15,090	(15.72)%	(65.31)%
Other reversals	15,450	18,453	19.44%	7,925	13,730	4,723	(65.60)%	(40.40)%
Others	417,641	253,883	(39.21)%	184,348	118,707	135,176	13.87%	(26.67)%
Total other operating income	2,109,605	1,370,413	(35.04)%	1,119,725	629,329	741,084	17.76%	(33.82)%
Dividends received, and share of profits of equity method investees
Dividends	56,192	33,867	(39.73)%	32,312	10,000	23,867	138.67%	(26.14)%
Equity investments	(11,212)	(8,183)	(27.02)%	(11,685)	(2,482)	(5,701)	129.69%	(51.21)%
Equity method	129,052	133,312	3.30%	36,769	77,289	56,023	(27.51)%	52.36%
Others	54,874	(299,764)	(646.28)%	54,874	—	(299,764)	0.00%	(646.28)%
Total dividends received, and share of profits of equity method investees	228,906	(140,768)	(161.50)%	112,270	84,807	(225,575)	(365.99)%	(300.92)%
Total operating income, net	10,501,789	10,671,556	1.62%	5,081,463	5,558,430	5,113,126	(8.01)%	0.62%
Operating expenses
Salaries and employee benefits	(2,233,229)	(2,376,018)	6.39%	(1,144,440)	(1,181,578)	(1,194,440)	1.09%	4.37%
Bonuses	(443,545)	(307,329)	(30.71)%	(209,541)	(153,373)	(153,956)	0.38%	(26.53)%
Other administrative and general expenses	(2,339,859)	(2,437,740)	4.18%	(1,198,981)	(1,177,752)	(1,259,988)	6.98%	5.09%
Taxes other than income tax	(694,729)	(780,826)	12.39%	(346,834)	(390,894)	(389,932)	(0.25)%	12.43%
Impairment, depreciation and amortization	(531,273)	(564,675)	6.29%	(271,177)	(274,942)	(289,733)	5.38%	6.84%
Total operating expenses	(6,242,635)	(6,466,588)	3.59%	(3,170,973)	(3,178,539)	(3,288,049)	3.45%	3.69%
Profit before tax	4,259,154	4,204,968	(1.27)%	1,910,490	2,379,891	1,825,077	(23.31)%	(4.47)%
Income tax	(1,012,699)	(1,058,203)	4.49%	(426,328)	(694,880)	(363,323)	(47.71)%	(14.78)%
Net income	3,246,455	3,146,765	(3.07)%	1,484,162	1,685,011	1,461,754	(13.25)%	(1.51)%
Non-controlling interest	(69,187)	(43,519)	(37.10)%	(23,671)	(21,539)	(21,980)	2.05%	(7.14)%
Net income attributable to equity holders of the Parent Company	3,177,268	3,103,246	(2.33)%	1,460,491	1,663,472	1,439,774	(13.45)%	(1.42)%

2Q24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: Aug 8, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance